Shareholder Report
Quarter Ended
April 5, 2015

Contents
MD&A
1.0 Preface	2
2.0 Caution regarding forward-looking statements	3
3.0 Our business	4
4.0 Strategy and objectives	9
5.0 Operating results	10
6.0 Financial condition	18
7.0 Cash flows	20
8.0 Liquidity and capital resources	21
9.0 Legal proceedings	24
10.0 Outlook	24
11.0 Financial risk management	24
12.0 Critical accounting estimates and judgments	25
13.0 Accounting policies and new accounting standards not yet applied	25
14.0 Internal control over financial reporting	26
15.0 Risks and uncertainties	26
16.0 Definition and reconciliation of non-GAAP financial measures	27

Condensed interim consolidated financial statements	29

Notes to condensed interim consolidated financial statements	33

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0	PREFACE

1.1 Definitions

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

1.2 Date and approval by the Board of Directors

In preparing this MD&A, we have taken into account all information available to us up to May 13, 2015, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three and six months ended April 5, 2015 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on May 13, 2015.

1.3 Accounting framework

All financial information contained in this MD&A and in the unaudited condensed interim consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures”.

1.4 Additional information

Additional information about Gildan, including our 2014 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This MD&A comments on our operations, financial performance and financial condition as at and for the three and six months ended April 5, 2015. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited condensed interim consolidated financial statements as at and for the three and six months ended April 5, 2015, and the related notes, and with our MD&A for the year ended October 5, 2014 (2014 Annual MD&A).

All earnings per share and share data in this MD&A are on a post-split basis, reflecting the effect of the two-for-one stock split of the Company’s outstanding common shares by way of a share dividend that took effect on March 27, 2015.

On December 4, 2014, the Company announced that it will be transitioning to a new fiscal year-end in 2015. As a result of this transition, the Company’s year-end will take place on the Sunday closest to December 31, rather than the first Sunday following September 28. The change in year-end recognizes that the seasonality of the overall consolidated sales revenues for the Company is changing due to the increasing importance of the Branded Apparel segment. The Company’s business planning cycle is becoming more aligned with the calendar year, and this change will provide better visibility on retail program placements and cotton fixations. In addition, the change in year-end will be better aligned with Gildan’s industry comparables.

For purposes of its regulatory filings, the Company will report results for the 15-month transition period of October 6, 2014 through January 3, 2016. The Company’s first 12-month fiscal year on a calendar basis will begin on January 4, 2016 and end on January 1, 2017.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

2.0	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. In particular, information appearing under the headings “Strategy and objectives” and “Outlook” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of the 2014 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, increasing capacity, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate, identify or react to changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;

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MANAGEMENT'S DISCUSSION AND ANALYSIS

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices;
•	the adverse impact of any current or future legal and regulatory actions; and
•	an actual or perceived breach of data security.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0	OUR BUSINESS

3.1 Overview

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. We sell our products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe®, Anvil® and Comfort Colors® brands and brand extensions, as well as the Secret®, Silks® and Therapy Plus™ brands. The Company also has the U.S. sock license for Under Armour®, and licenses for the Mossy Oak® and New Balance® brands. We distribute our products in printwear markets in the U.S. and Canada, as well as in Europe, Asia-Pacific and Latin America. We also market our products to a broad spectrum of retailers primarily in the U.S. and Canada. The Company also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin and are strategically positioned to efficiently service the quick replenishment needs of its customers in the printwear and retail markets. Gildan has over 42,000 employees worldwide and is committed to industry-leading labour and environmental practices at all of its facilities.

3.2 Our operating segments

The Company manages and reports its business under two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial

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MANAGEMENT'S DISCUSSION AND ANALYSIS

performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

3.2.1 Printwear segment
The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe, Asia-Pacific and Latin America. Through our Printwear segment, we sell mainly activewear products consisting of undecorated or “blank” T-shirts, fleece and sport shirts which are marketed primarily under our own brands, Gildan®, Gildan Performance™, Anvil® and Comfort Colors®. Through a license arrangement we also sell performance activewear products under the New Balance® brand. Wholesale distributors sell our products to screenprinters and embroiderers, who decorate the products with designs and logos and sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, travel and tourism venues and retailers. Our activewear products are used in a variety of daily activities by individuals and have various applications, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity.

3.2.2 Branded Apparel segment
The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets and distributes branded family apparel, which includes athletic, casual and dress socks, underwear, activewear, sheer hosiery, legwear and shapewear products which are sold to retailers in the United States and Canada. We market our products primarily under our company-owned and licensed brands, as well as select national retailers’ brands. Although the main focus of the Company’s growth strategy is the continued development of its company-owned brands, the Company is also pursuing the opportunity to grow its sales as a supply chain partner to select targeted global consumer brands, including major sportswear and family entertainment brands for which we manufacture and decorate products.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table summarizes the current retail distribution of various product categories under Company-owned and licensed brands:

Brand	Primary products	Retail distribution channels
Gildan®	Socks, underwear, activewear	Mass-market, regional department stores, craft channel, food and drug
Gildan Platinum™	Socks, underwear, activewear	Department stores, major national chain
Smart Basics™	Socks, underwear, activewear	Dollar store channel, food and drug
Gold Toe®	Socks, activewear	Department stores, national chains, price clubs
G®	Socks, underwear, activewear	Department stores, national chains
PowerSox®	Athletic socks	Sports specialty, national chains, department stores
GT a Gold Toe brand®	Socks	Mass-market
Silvertoe®	Socks	National chains
Signature Gold by Goldtoe™	Socks	Mass-market
All Pro®	Athletic socks	Mass-market
Under Armour® (1)	Athletic socks	Sports specialty, department stores
Mossy Oak® (2)	Socks, activewear, underwear, loungewear, thermals, fleece	Sports specialty, national chain, mass-market, price clubs, dollar store channel, department stores
Secret®	Sheer/pantyhose, tights/leggings, shapewear, underwear, intimate accessories, socks	Mass-market, department stores, food and drug
Silks®	Sheer/pantyhose, tights/leggings	Department stores, national chains, price clubs
Therapy Plus™	Legwear, foot solutions/socks	Mass-market, department stores, food and drug
Kushyfoot®	Legwear, foot solutions/socks	Food and drug
Secret Silky®	Sheer/pantyhose	Food and drug
(1) Under license agreement for socks only – with exclusive distribution rights in the U.S.
(2) Under license agreement – with worldwide distribution rights and exclusivity for certain product categories.

3.3 Our operations

3.3.1 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. Our vertically-integrated manufacturing operations include capital-intensive yarn-spinning, textile, sock, and sheer hosiery manufacturing facilities, as well as labour-intensive sewing plants. At our yarn-spinning facilities, we convert cotton and other fibres into yarn. In our textile plants, we convert yarn into dyed and cut fabric, which is subsequently assembled into activewear and underwear garments at sewing facilities which we operate in owned or leased premises. In our integrated sock manufacturing facilities, we convert yarn into finished socks. The majority of our sock production does not require sewing as the equipment used in our facilities knit the entire sock with a seamless toe closing operation. Our manufacturing facility for sheer hosiery includes knitting, dyeing and packaging capabilities.

Our textile, sock and sewing operations are primarily based out of our largest manufacturing hub in Central America and a second large hub in the Caribbean Basin, which are strategically located to efficiently service the quick replenishment requirements of our markets. In addition, we also own a small vertically-integrated manufacturing facility in Bangladesh for the production of activewear, which mainly serves our international markets. Our sheer hosiery manufacturing is located in a facility in Canada. Yarn used to manufacture our products is produced in our own yarn-spinning operations in the U.S., and we also source yarn from third-party U.S. yarn suppliers with which we have supply agreements. A small portion of our yarn requirements is sourced outside of the U.S. We also have screenprinting and decorating

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MANAGEMENT'S DISCUSSION AND ANALYSIS

capabilities in Central America to support our sales to leading global athletic and lifestyle consumer brands. While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement our large scale, vertically-integrated manufacturing. We also have smaller garment dyeing facilities in the U.S. as a result of the acquisition of Comfort Colors.

The following table provides a summary of our primary manufacturing operations by geographic area:

	Canada	United States	Central America	Caribbean Basin	Asia
Yarn-spinning facilities		▪ Clarkton, NC ▪ Cedartown, GA ▪ Salisbury, NC (2 facilities) ▪ Mocksville, NC – under development
Textile facilities			▪ Honduras - Rio Nance 1 - Rio Nance 2 - Rio Nance 5 - Anvil Knitwear Honduras (AKH)	▪ Dominican Republic	▪ Bangladesh
Sewing facilities(1)			▪ Honduras (4 facilities) ▪ Nicaragua (3 facilities)	▪ Dominican Republic (3 facilities)	▪ Bangladesh
Sock / Sheer manufacturing facilities	▪ Montreal, QC		▪ Honduras - Rio Nance 3 - Rio Nance 4
(1) We also use the services of third-party sewing contractors, primarily in Haiti to support textile production from the Dominican Republic.
Yarn-spinning capacity expansion
During 2013, we began to execute a significant yarn-spinning manufacturing initiative in order to support our projected sales growth and planned capacity expansion, and to continue to pursue our business model of investing in global vertically-integrated low-cost manufacturing technology and in product technology, which we believe will provide consistent superior product quality. We own and operate two open-end yarn-spinning facilities located in Clarkton, NC and Cedartown, GA, which were refurbished and modernized during 2014. During 2014, we developed two new yarn-spinning facilities in Salisbury, NC. The first yarn-spinning facility in Salisbury, NC, which produces ring-spun yarn, was essentially ramped up by the end of 2014. The second yarn-spinning facility in Salisbury, NC, for the production of open-end yarn, began commercial operations during the fourth calendar quarter of 2014. The construction of a new yarn-spinning facility in Mocksville, NC is currently underway and is expected to commence production in the second half of 2015.

Textile manufacturing expansion
The Company has announced plans for further textile capacity expansion. We plan to construct a new textile facility, Rio Nance 6, which will be located at our Rio Nance complex in Honduras. Development of the site for Rio Nance 6 is currently underway and the facility is expected to begin production in 2016. We are also planning to construct our first facility in Costa Rica, which is strategically located for duty-free, quota-free access to our major markets in the U.S. The facility will be located in the province of Guanacaste in north-western Costa Rica, close to our sewing plants in Nicaragua and accessible to ports on both the eastern and western coasts of the country. The Costa Rica facility is expected to begin production in 2017.

3.3.2 Sales, marketing and distribution
Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting and production planning,

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MANAGEMENT'S DISCUSSION AND ANALYSIS

as well as inventory control and logistics for each of their respective operating segments. Our two primary distribution centres out of which we service our printwear and retail markets are located in the U.S. In addition, during 2014, the Company completed the construction of a new distribution centre in Honduras.

Printwear segment
Our sales and marketing office servicing our global printwear markets is located in Christ Church, Barbados. We distribute our activewear products for the printwear markets primarily out of our main distribution centre in Eden, NC. We also use third-party warehouses in the western United States, Canada, Mexico, Colombia, Europe and Asia to service our customers in these markets.

Branded Apparel segment
Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, SC at the same location as our primary distribution centre servicing our retail customers. In addition, we service retail customers from smaller distribution centres in North Carolina, South Carolina and Canada. We also operate 51 retail stores located in outlet malls throughout the United States.

3.3.3 Employees and corporate office
We currently employ over 42,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.4 Competitive environment

The markets for our products are highly competitive and are served by domestic and international manufacturers or suppliers. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs. Our capital investments in manufacturing allow us to operate efficiently and reduce costs, offer competitive pricing, maintain consistent product quality, and a reliable supply chain, which efficiently services replenishment programs with short production/delivery cycle times. Continued investment and innovations in our manufacturing processes have also allowed us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Consumer brand recognition and appeal are also important factors in the retail market. The Company is focused on further developing its brands and is continuing to make significant investments in advertising to support the further enhancement of its Gildan® and Gold Toe® brands. Our commitment to leading environmental and social responsibility practices is also an area of investment for the Company and an important factor for our customers.

3.4.1 Printwear segment
Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (Fruit of the Loom) and Russell Corporation (Russell), both subsidiaries of Berkshire Hathaway Inc. (Berkshire), as well as Hanesbrands Inc. (Hanesbrands). We also compete with smaller U.S.-based competitors, including Alstyle Apparel, a division of Ennis Corp., Delta Apparel Inc., American Apparel, Inc., Color Image Apparel, Inc., Next Level Apparel, as well as Central American and Mexican manufacturers. In addition, we compete with private label brands sold by some of our customers. Competitors in the European printwear market include Fruit of the Loom and Russell, as well as competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

3.4.2 Branded Apparel segment
In the retail channel, we compete primarily with Hanesbrands, Berkshire subsidiaries, Fruit of the Loom, Russell and Garan, Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation and Spanx, Inc. In addition, we compete with brands of well-established U.S. fashion apparel and sportswear companies, as well as private label brands sold by our customers that source primarily from Asian manufacturers.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

4.0	STRATEGY AND OBJECTIVES

Our growth strategy comprises the following four initiatives:

4.1	Continue to pursue additional printwear market penetration and opportunities

While we have achieved a leadership position in the U.S. and Canadian printwear channels, particularly within the basics category servicing wholesale distributors, we believe we can broaden our market opportunity by pursuing deeper penetration in the fashion basics and sports performance product categories in the North American printwear market, where our participation in these categories has not been as extensive as in the basics category. We intend to continue to leverage our vertical manufacturing platform, cost advantage and distributor reach to grow in all product categories, including basics, through product expansion and brand diversification. We also intend to continue to expand our presence in international printwear markets such as Europe, Asia-Pacific and Latin America which currently represent less than 10% of the Company’s total consolidated net sales, by expanding distribution and by leveraging our brands.

We are pursuing further market penetration in North America and internationally with our expanded portfolio of brands, each with a different brand positioning. In addition to our leading Gildan® brand, our printwear brand portfolio includes the Anvil® brand which has been repositioned to compete in the fashion basics segment with more contemporary ring-spun products featuring fashion fitted styles. In March 2015, we added the Comfort Colors® brand to our portfolio to enhance our strategy to increase penetration in the fashion basics segment of the printwear channel. Comfort Colors® garments feature a trendy distressed or vintage look and a soft and comfortable feel. In the sports performance category, we market our products under our Gildan Performance™ brand and the licensed New Balance® brand. Both performance brand offerings feature moisture management and anti-microbial properties to enhance long-lasting performance.

We are pursuing further sales growth within the printwear channel, including certain niches of the printwear channel which we do not currently participate in, through continued introduction of new products such as softer T-shirts, shirts produced with various yarn blends, including cotton, polyester and rayon, the expansion of our performance product lines, new styles tailored for women, enhanced sport shirts offerings and workwear assortments.

We have historically followed a strategy to continue to invest in low-cost manufacturing capacity and cost reduction projects and pass through a portion of the resulting cost reductions into lower selling prices in order to drive further growth and market penetration. In December 2014, we implemented major strategic pricing actions for our Printwear business to reinforce our leadership position in the industry. We lowered base selling prices significantly and simplified our discount structure, in order to be responsive to distributors and enhance their ability and visibility to plan their business, and position Gildan to drive unit sales volume and earnings growth in calendar 2015 and beyond. The selling price reductions reflect the pass through of a portion of the expected cost savings from the Company’s investments in new yarn-spinning facilities and other capital investment projects, which are expected to be generated over the next three years. The selling price reductions also reflected the reduction in the price of cotton that occurred in the latter half of calendar 2014, although the Company is still consuming high-cost cotton in inventories and will only begin to benefit from lower cotton costs starting in the second quarter of 2015.

4.2	Continue penetration of retail market as a full-line supplier of branded family apparel

We intend to continue to leverage our existing core competencies, successful business model and competitive strengths to grow our sales to North American retailers. As in the printwear channel, success factors in penetrating the retail channel include consistent quality, competitive pricing and fast and flexible replenishment, together with a commitment to corporate social responsibility and environmental sustainability. We intend to leverage our current distribution with retailers, our manufacturing scale and expertise and our ongoing marketing investment to support the further development of company-owned and licensed brands to create additional sales growth opportunities in activewear, underwear, socks and

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sheer hosiery. The Company is making significant investments in advertising for the further development of its Gildan® and Gold Toe® portfolio of consumer brands.

Although we are primarily focused on further developing our company-owned brands, we are also focused on building our relationships and growing our sales as a supply chain partner to select global athletic and lifestyle brands.

4.3	Continue to increase capacity to support our planned sales growth and generate manufacturing and distribution cost reductions

We plan to continue to increase capacity to support our planned sales growth. We are continuing to seek to optimize our cost structure by adding new low-cost capacity, investing in projects for cost-reduction and further vertical-integration, as well as for additional product quality enhancement. A more detailed description of the Company’s capacity expansion and cost reduction initiatives is contained in Section 3.3.1 entitled “Manufacturing” in this MD&A.

4.4	Pursue complementary acquisitions

In order to enhance our organic growth, we will continue to seek complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial risk management” and “Risks and uncertainties” sections of our 2014 Annual MD&A.

5.0	OPERATING RESULTS

5.1 Non-GAAP financial measures

We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, adjusted EBITDA, free cash flow, total indebtedness, and net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to the section 16.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Business acquisition

On March 2, 2015, the Company acquired substantially all of the operating assets of a company operating under the Comfort Colors trade name for cash consideration of $103.4 million. The transaction also resulted in the effective settlement of $8.4 million of trade accounts receivable from Comfort Colors prior to the acquisition. The acquisition was financed by the utilization of the Company’s revolving long-term bank credit facility. Comfort Colors is the leading supplier of garment-dyed undecorated basic T-shirts and sweatshirts for the North American printwear market. Comfort Colors markets its products under the Comfort Colors® brand, which is a highly recognized brand among consumers purchasing from college bookstores, specialty retail stores, and destination and resort shops. The acquisition of Comfort Colors reinforces Gildan’s strategy to increase its penetration of the growing fashion basics segment of the North American printwear market.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company accounted for the acquisition of Comfort Colors using the acquisition method in accordance with IFRS 3, Business Combinations, and the condensed interim consolidated financial statements for the quarter ended April 5, 2015 include the results of Comfort Colors from March 2, 2015 to April 5, 2015. The results of Comfort Colors are included in the Printwear segment. The Company has determined the preliminary fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Please refer to note 4 of the condensed interim consolidated financial statements for the quarter ended April 5, 2015 for a summary of the preliminary amounts recognized for the assets acquired and liabilities assumed at the date of acquisition, and for post-acquisition and pro-forma net sales and net earnings disclosures.

5.3 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

For the three months ended	Apr 5,	Jan 4,	Oct 5,	Jul 6,	Mar 30,	Dec 29,	Sep 29,	Jun 30,
(in $ millions, except per share amounts)	2015(1)	2015	2014(2)	2014	2014	2013	2013	2013

Net sales	636.2	390.6	666.0	693.8	548.8	451.4	626.2	614.3
Net earnings (loss)	56.0	(41.2)	122.7	116.0	79.2	41.7	96.8	115.8
Net earnings (loss) per share
Basic(3)	0.23	(0.17)	0.50	0.48	0.33	0.17	0.40	0.48
Diluted(3)	0.23	(0.17)	0.50	0.47	0.32	0.17	0.39	0.47
Weighted average number of
shares outstanding (in ‘000s)
Basic	241,360	243,852	243,968	243,584	243,220	243,344	243,110	242,892
Diluted	243,513	243,852	246,558	246,428	246,314	246,092	245,858	245,518
(1) Reflects the acquisition of Comfort Colors from March 2, 2015.
(2) Reflects the acquisition of Doris from July 7, 2014.
(3) Quarterly EPS may not add to year-to-date EPS due to rounding.
All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

5.3.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which results in quarterly fluctuations in operating results. Historically, consolidated net sales have been lowest in the last calendar quarter and highest in the second and third quarters of the calendar year, reflecting the seasonality of our operating segments’ net sales. For our Printwear segment, demand for T-shirts is lowest in the fourth calendar quarter, and highest in the second calendar quarter of the year when distributors purchase inventory for the peak Summer selling season. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the second and third calendar quarters of the year. For our Branded Apparel segment, sales are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season.

Historically, the seasonal sales trends of our business have resulted in fluctuations in our inventory levels throughout the year, in particular a build-up of T-shirt inventory levels in the fourth and first calendar quarters of the year.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.11

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into purchase contracts in advance of delivery and derivative financial instruments to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.

Business acquisitions may also affect the comparability of results. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. The effect of asset write-downs, including provisions for bad debts and slow moving inventories, can also affect the variability of our results. Subsection 5.5.4 entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for net sales, selling, general and administrative expenses (SG&A expenses) and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial risk management” section of the 2014 Annual MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

As discussed in the “Strategy and Objectives” section of this MD&A under section 4.1, effective December 4, 2014, the Company significantly lowered Printwear net selling prices and applied the benefit of the reduction in selling prices to existing distributor inventories through a distributor inventory devaluation discount of approximately $48 million, which was recorded as a reduction in net sales in the fourth calendar quarter of 2014. The reduction in selling prices also reflected the decline in the price of cotton futures that occurred in the latter half of calendar 2014, even though the Company will only begin to benefit from lower cotton costs starting in the second quarter of 2015. Consequently, the Company reported a significant operating loss for its Printwear segment in the fourth calendar quarter of 2014 and results for the first calendar quarter of 2015 continued to reflect the misalignment between the timing of lower Printwear selling prices and the benefit of lower manufacturing and cotton costs. In addition, results during the six months ended April 5, 2015 reflect low Branded Apparel operating margins that include the impact of the consumption of inventories in cost of sales which included transitional manufacturing costs related to the integration of new retail products during 2014.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.12

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4 Selected financial information

(in $ millions, except	Three months ended				Six months ended
per share amounts or	April 5,	March 30,	Variation		April 5,	March 30,	Variation
otherwise indicated)	2015	2014	$	%	2015	2014	$	%

Net sales	636.2	548.8	87.4	15.9%	1,026.8	1,000.2	26.6	2.7%
Gross profit	139.9	153.2	(13.3)	(8.7)%	182.8	272.4	(89.6)	(32.9)%
SG&A expenses	77.1	69.3	7.8	11.3%	156.6	142.1	14.5	10.2%
Operating income	61.3	83.9	(22.6)	(26.9)%	21.1	128.3	(107.2)	(83.6)%
Adjusted EBITDA(1)	92.2	109.2	(17.0)	(15.6)%	77.0	173.7	(96.7)	(55.7)%
Net earnings	56.0	79.2	(23.2)	(29.3)%	14.8	120.9	(106.1)	(87.8)%
Adjusted net earnings(1)	57.5	79.2	(21.7)	(27.4)%	19.9	122.6	(102.7)	(83.8)%

Basic EPS	0.23	0.33	(0.10)	(30.3)%	0.06	0.50	(0.44)	(88.0)%
Diluted EPS	0.23	0.32	(0.09)	(28.1)%	0.06	0.49	(0.43)	(87.8)%
Adjusted diluted EPS(1)	0.24	0.32	(0.08)	(25.0)%	0.08	0.50	(0.42)	(84.0)%

Gross margin	22.0%	27.9%	n/a	(5.9) pp	17.8%	27.2%	n/a	(9.4) pp
SG&A expenses as a
percentage of sales	12.1%	12.6%	n/a	(0.5) pp	15.3%	14.2%	n/a	1.1 pp
Operating margin	9.6%	15.3%	n/a	(5.7) pp	2.1%	12.8%	n/a	(10.7) pp

					April 5,	October 5,	Variation
					2015	2014	$	%

Total assets					2,865.5	2,593.0	272.5	10.5%
Total non-current financial liabilities					618.0	157.0	461.0	293.6%
Cash dividend declared per common share					0.065	0.054	0.011	20.4%
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this interim MD&A.
All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

5.5 Consolidated operating review

5.5.1 Net sales
	Three months ended				Six months ended
(in $ millions, or otherwise	April 5,	March 30,	Variation		April 5,	March 30,	Variation
indicated)	2015	2014	$	%	2015	2014	$	%

Segmented net sales:
Printwear	431.3	378.5	52.8	13.9%	591.6	640.4	(48.8)	(7.6)%
Branded Apparel	204.9	170.3	34.6	20.3%	435.2	359.8	75.4	21.0%
Total net sales	636.2	548.8	87.4	15.9%	1,026.8	1,000.2	26.6	2.7%
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in consolidated net sales for the three months ended April 5, 2015, compared to the corresponding quarter of the prior year was primarily due to strong unit sales volume growth in both operating segments, more favourable product-mix, the acquisition of Doris and one month of sales from the Comfort Colors acquisition. These positive factors were partially offset by lower printwear net selling prices as a result of the reduction in selling prices implemented in the beginning of December 2014, as well as the impact of the devaluation of foreign currencies compared to the U.S. dollar. Consolidated net sales for the quarter were in line with the Company’s guidance provided on February 4, 2015 of net sales in excess of $630 million.

The increase in sales for the six months ended April 5, 2015, compared to the same period last year was mainly due to higher Branded Apparel sales, partially offset by the decline in Printwear unit sales volumes

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.13

MANAGEMENT'S DISCUSSION AND ANALYSIS

in the fourth calendar quarter of 2014 and lower Printwear net selling prices, including the distributor inventory devaluation discount in the fourth calendar quarter of 2014.

 5.5.2 Gross profit
	Three months ended			Six months ended
	April 5,	March 30,		April 5,	March 30,
(in $ millions, or otherwise indicated)	2015	2014	Variation	2015	2014	Variation

Gross profit	139.9	153.2	(13.3)	182.8	272.4	(89.6)
Gross margin	22.0%	27.9%	(5.9) pp	17.8%	27.2%	(9.4) pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The decrease in gross profit in the three and six months ended April 5, 2015, compared to the same periods last year was due to lower gross margins, which more than offset the contribution from higher sales volumes.  Margins declined by approximately 600 basis points in the quarter and 940 basis points for the six months ended April 5, 2015 compared to the corresponding periods last year mainly due to lower net selling prices in Printwear. In addition, gross margins were negatively impacted by the consumption of high-cost opening inventories which included transitional manufacturing costs related to the integration of new retail programs during 2014, slightly higher cotton costs compared to last year and the effect of the decline in international currencies relative to the U.S. dollar. Lower net selling prices on a year-to-date basis also included the impact of the approximately $48 million inventory devaluation discount in the fourth calendar quarter of 2014. As noted in section 5.3.1 in this MD&A, the Company implemented significant Printwear net selling price reductions in December 2014 ahead of projected cost savings and prior to the realization of lower cotton costs. Gross margins are expected to improve during the course of the year as the Company expects to generate cost reductions from its capital investments and begins to benefit from lower year-over-year cotton costs.

5.5.3 Selling, general and administrative expenses
	Three months ended			Six months ended
	April 5,	March 30,		April 5,	March 30,
(in $ millions, or otherwise indicated)	2015	2014	Variation	2015	2014	Variation

SG&A expenses	77.1	69.3	7.8	156.6	142.1	14.5
SG&A expenses as a percentage of sales	12.1%	12.6%	(0.5) pp	15.3%	14.2%	1.1 pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in SG&A expenses in the three and six months ended April 5, 2015 compared to the same periods last year was primarily due to the acquisition of Doris, higher volume-driven distribution expenses and higher legal and professional fees, partially offset by the favourable impact of the weaker Canadian dollar on corporate head office expenses. As a percentage of sales, SG&A expenses for the quarter were slightly lower due mainly to volume leverage. Higher SG&A expenses as a percentage of sales for the six months ended April 5, 2015 was mainly due to lower Printwear sales which reflected the impact of strategic price reductions implemented on December 4, 2014.

5.5.4 Restructuring and acquisition-related costs
Restructuring and acquisition-related costs for the three and six months ended April 5, 2015 were $1.5 million and $5.1 million, compared to $0.1 million and $2.1 million for the same periods last year.

Restructuring and acquisition-related costs for the six months ended April 5, 2015 relate primarily to costs incurred in connection with the consolidation of sewing operations, the integration of the Doris Inc. acquisition, and the acquisition of the operating assets of Comfort Colors. Restructuring and acquisition-related costs for the six months ended March 30, 2014 relate primarily to a loss incurred on the final settlement on the wind-up of the former Gold Toe defined benefit pension plan.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.14

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5.5 Operating income
	Three months ended			Six months ended
	April 5,	March 30,		April 5,	March 30,
(in $ millions, or otherwise indicated)	2015	2014	Variation	2015	2014	Variation

Operating income	61.3	83.9	(22.6)	21.1	128.3	(107.2)
Operating margin	9.6%	15.3%	(5.7) pp	2.1%	12.8%	(10.7) pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The decrease in operating income and operating margins for the three and six months ended April 5, 2015, compared to the same periods last year resulted from declines in both operating segments, primarily as a result of lower net selling prices in Printwear and the consumption of higher-cost opening inventories in Branded Apparel.

5.5.6 Financial expenses, net
	Three months ended			Six months ended
	April 5,	March 30,		April 5,	March 30,
(in $ millions)	2015	2014	Variation	2015	2014	Variation

Interest expense on financial liabilities
recorded at amortized cost	1.4	0.4	1.0	2.3	0.5	1.8
Bank and other financial charges	1.0	0.9	0.1	1.8	1.6	0.2
Interest accretion on discounted provisions	0.1	0.1	-	0.2	0.2	-
Foreign exchange loss (gain)	0.5	(1.3)	1.8	1.5	(1.7)	3.2
Financial expenses, net	3.0	0.1	2.9	5.8	0.6	5.2
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in net financial expenses for the three and six months ended April 5, 2015 compared to the same period last year was due to higher interest expense, as a result of higher borrowing levels from our revolving long-term bank credit facility when compared to the comparative periods. In addition, the Company incurred a foreign exchange loss in the current year mainly due to the unfavourable revaluation of net monetary assets denominated in foreign currencies, compared to a foreign exchange gain in the previous year.

5.5.7 Income taxes

The Company’s average effective income tax rate is calculated as follows:

	Three months ended			Six months ended
	April 5,	March 30,		April 5,	March 30,
(in $ millions, or otherwise indicated)	2015	2014	Variation	2015	2014	Variation

Earnings before income taxes	58.4	83.8	(25.4)	15.3	127.7	(112.4)
Income tax expense	2.4	4.7	(2.3)	0.5	6.8	(6.3)
Average effective income tax rate	4.1%	5.6%	(1.5) pp	3.3%	5.3%	(2.0) pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

For the three and six months ended April 5, 2015, the average effective income tax rate was lower compared to the same period last year, primarily due to lower operating profits in our Branded Apparel segment.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.15

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5.8 Net earnings, adjusted net earnings, and earnings per share measures
	Three months ended			Six months ended
	April 5,	March 30,		April 5,	March 30,
(in $ millions, except per share amounts)	2015	2014	Variation	2015	2014	Variation

Net earnings	56.0	79.2	(23.2)	14.8	120.9	(106.1)
Adjustments for:
Restructuring and acquisition-related
costs	1.5	-	1.5	5.1	2.1	3.0
Income tax recovery on restructuring
and acquisition-related costs	-	-	-	-	(0.4)	0.4
Adjusted net earnings(1)	57.5	79.2	(21.7)	19.9	122.6	(102.7)
Basic EPS	0.23	0.33	(0.10)	0.06	0.50	(0.44)
Diluted EPS	0.23	0.32	(0.09)	0.06	0.49	(0.43)
Adjusted diluted EPS(1)(2)	0.24	0.32	(0.08)	0.08	0.50	(0.42)
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this interim MD&A.
(2) Quarterly EPS may not add to year-to-date EPS due to rounding.
All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The decrease in net earnings in the quarter and for the six months ended April 5, 2015 compared to net earnings in the corresponding periods last year resulted from lower operating income from both segments. In addition, net earnings for the quarter and for the six months ended April 5, 2015 reflected higher financial charges, partially offset by lower income taxes.

Adjusted diluted EPS of $0.24 per share were in line with the Company’s projection of adjusted diluted EPS of $0.23 to $0.24 on a post-split basis, provided in its press release dated February 4, 2015.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.16

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.6 Segmented operating review

	Three months ended				Six months ended
(in $ millions, or otherwise	April 5,	March 30,	Variation		April 5,	March 30,	Variation
indicated)	2015	2014	$	%	2015	2014	$	%

Segmented net sales:
Printwear	431.3	378.5	52.8	13.9%	591.6	640.4	(48.8)	(7.6)%
Branded Apparel	204.9	170.3	34.6	20.3%	435.2	359.8	75.4	21.0%
Total net sales	636.2	548.8	87.4	15.9%	1,026.8	1,000.2	26.6	2.7%

Segment operating income:
Printwear	84.0	92.2	(8.2)	(8.9)%	63.0	140.4	(77.4)	(55.1)%
Branded Apparel	2.2	13.3	(11.1)	(83.5)%	10.4	35.2	(24.8)	(70.5)%
Total segment operating income	86.2	105.5	(19.3)	(18.3)%	73.4	175.6	(102.2)	(58.2)%
Corporate and other(1)	(24.8)	(21.5)	(3.3)	n.m.	(52.3)	(47.4)	(4.9)	n.m.
Total operating income	61.4	84.0	(22.6)	(26.9)%	21.1	128.2	(107.1)	(83.5)%
n.m. = not meaningful
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

	Three months ended			Six months ended
	April 5,	March 30,		April 5,	March 30,
	2015	2014	Variation	2015	2014	Variation

Segment operating margin:
Printwear	19.5%	24.4%	(4.9) pp	10.6%	21.9%	(11.3) pp
Branded Apparel	1.1%	7.8%	(6.7) pp	2.4%	9.8%	(7.4) pp

5.6.1 Printwear
Net sales
The increase in Printwear segment sales in the quarter was due to strong unit sales volume growth in U.S. and international printwear markets and more favourable product-mix, partially offset by lower net selling prices, due to the strategic pricing actions taken by the Company on December 4, 2014, as well as the negative impact of the decline in international currencies relative to the U.S. dollar. Printwear sales reflected good growth in sales of high-valued activewear products, partially due to seasonally colder weather. In addition, the Company is achieving success in its strategy to increase its presence in the fashion basics segment of the U.S. printwear channel, including the repositioning of the Anvil® brand and the addition of the Comfort Colors brand. Printwear sales included approximately $6 million of sales for Comfort Colors, which was acquired on March 2, 2015. The increase in unit sales volumes in the U.S. printwear market in the quarter also included the impact of anticipated inventory replenishment by U.S. distributors. At the end of the quarter, inventory levels for the Gildan® brand in the U.S. distributor channel were at the same level as the prior year. International printwear sales in the quarter were up 25% due to continuing penetration in Europe and Asia and the Company’s recent entry into new markets in Latin America. For the six months ended April 5, 2015, the Printwear segment sales decline compared to last year was mainly due to the reduction in net selling prices, the approximate $48 million distributor inventory devaluation discount and lower unit sales volumes in North America in the fourth calendar quarter of 2014, as well as the impact of the devaluation of international currencies relative to the U.S. dollar. These factors were partially offset by strong unit sales volume growth in the first calendar quarter of 2015.

Operating income
The decline in operating income in the quarter compared to last year was mainly attributable to lower operating margins, partially offset by the contribution from higher unit sales volumes. The lower operating margins were due to the timing of selling price reductions which were implemented in advance of anticipated manufacturing cost savings from the Company’s yarn-spinning investments and other capital

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.17

MANAGEMENT'S DISCUSSION AND ANALYSIS

projects, and while the Company was still consuming higher-cost cotton in inventories, as well as the impact of the decline in international currencies relative to the U.S. dollar. The Company incurred a more significant decline in operating income for the six months ended April 5, 2015 compared to the corresponding period last year. In addition to the factors noted above, the decrease in operating income for the six months ended April 5, 2015 included lower Printwear unit sales volumes and the impact of the distributor inventory devaluation charge incurred in the fourth calendar quarter of 2014. The Company is projecting to benefit from manufacturing cost savings from the Company’s yarn-spinning investments and other capital projects, and lower cost cotton, primarily in the second half of calendar 2015.

5.6.2 Branded Apparel
Net sales
The increase in Branded Apparel segment sales for the three months ended April 5, 2015, was due to organic sales growth of branded programs, as well as increased sales of licensed and global lifestyle brands and the acquisition of Doris, partially offset by lower sales of private label and retailer inventory destocking. Sales of Gildan® branded products increased by approximately 20%, while sales of Gold Toe® brands were up approximately 12%. Sales of both Gildan® and Gold Toe® branded products included strong growth in activewear. During the three-month period ended March 31, 2015, the Gildan® brand remained in the no. 3 position in men’s underwear and achieved a market share of 7.3%, according to the NPD Group’s Retail Tracking Service. For the six months ended April 5, 2015, the increase in Branded Apparel sales reflected increases in sales of Gildan®, licensed and global lifestyle brands, while Gold Toe® brand sales were slightly down due to the decline in the previous quarter which related to the timing of shipments and retailer destocking. Excluding the impact of Doris, organic sales growth in Branded Apparel for the quarter and for the six months ended April 5, 2015 was approximately 10.8% and 9.2%, respectively, compared to the same periods last year.

Operating income
The decline in Branded Apparel operating income for the three and six months ended April 5, 2015 compared to the corresponding periods of the prior year was due to lower operating margins, partially offset by the contribution from higher unit sales volumes.  The lower operating margins were primarily attributable to the consumption of high-cost opening inventories, which included the impact of transitional manufacturing costs relating to the integration of new retail products during 2014 and higher cotton costs.

6.0	FINANCIAL CONDITION

6.1 Current assets and current liabilities

	April 5,	October 5,
(in $ millions)	2015	2014	Variation

Cash and cash equivalents	60.3	65.2	(4.9)
Trade accounts receivable	347.7	354.3	(6.6)
Income taxes receivable	4.9	1.4	3.5
Inventories	873.5	779.4	94.1
Prepaid expenses and deposits	15.2	17.5	(2.3)
Assets held for sale	5.0	5.8	(0.8)
Other current assets	24.4	23.8	0.6
Accounts payable and accrued liabilities	(284.5)	(374.7)	90.2
Total working capital	1,046.5	872.7	173.8
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The slight decrease in trade accounts receivable (which are net of accrued sales discounts) was due to the impact of seasonally lower net sales in the quarter ended April 5, 2015 compared to the quarter ended October 5, 2014, as well as a reduction in the number of days’ sales outstanding (DSO) due to the collection of seasonal fleece programs that were shipped with extended payment terms during the second half of fiscal 2014. The impact of lower net sales and lower DSO was almost entirely offset by

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.18

MANAGEMENT'S DISCUSSION AND ANALYSIS

lower accruals for sales discounts being included in trade accounts receivable compared to the end of the fourth quarter of fiscal 2014, as a result of the payout of printwear annual discount programs for fiscal 2014 and the impact of changes made to reduce and simplify our discount structure as previously announced.

•
The increase in inventories reflects seasonal increases in activewear unit volumes in advance of the peak summer seasonal demand for T-shirts, as well as increases in overall inventories to support our planned sales growth in all of our target geographical markets, including a significant increase in underwear unit volumes. Increases in inventories are also due to the impact of the Comfort Colors acquisition and the impact of the introduction of new products. In connection with our investments in further vertical-integration, raw materials inventories are increasing as we ramp up production at our new yarn-spinning facilities. The Company has also increased inventory levels to support its expected sales growth ahead of planned new additions in textile capacity.

•	The decrease in accounts payable and accrued liabilities is mainly due to a decrease in days’ payable outstanding and lower cotton costs in accounts payable.

•
Working capital was $1,046.5 million as at April 5, 2015 compared to $872.7 million as at October 5, 2014. The current ratio at the end of the second quarter of fiscal 2015 was 4.7, compared to 3.3 at the end of fiscal 2014.

6.2 Property, plant and equipment, intangible assets and goodwill

	Property, plant	Intangible
(in $ millions)	and equipment	assets	Goodwill

Balance, October 5, 2014	873.7	287.4	176.4
Net capital additions	169.8	65.9	11.8
Depreciation and amortization	(49.9)	(9.8)	-
Balance, April 5, 2015	993.6	343.5	188.2
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
Capital additions included expenditures primarily for investments in new yarn-spinning facilities in the U.S., together with cost reduction projects and the expansion of the Company’s printwear distribution centre in Eden, N.C.

•
Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements and computer software. The increase in intangible assets reflects $62.3 million related to the acquisition of Comfort Colors, and the addition of $3.6 million of software, partially offset by amortization of $9.8 million.

•	The increase in goodwill is due to the goodwill recorded in connection with the acquisition of Comfort Colors.

6.3 Other non-current assets and non-current liabilities

	April 5,	October 5,
(in $ millions)	2015	2014	Variation

Other non-current assets	9.3	8.1	1.2

Long-term debt	(618.0)	(157.0)	(461.0)
Deferred income tax liabilities	(0.1)	(0.3)	0.2
Employee benefit obligations	(16.0)	(19.6)	3.6
Provisions	(18.1)	(17.9)	(0.2)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.19

MANAGEMENT'S DISCUSSION AND ANALYSIS

•	Long-term debt is discussed under “Liquidity and capital resources” in section 8.0 of this MD&A.

Total assets were $2,865.5 million as at April 5, 2015, compared to $2,593.0 million at the end of fiscal 2014.

7.0	CASH FLOWS

7.1 Cash flows from (used in) operating activities

	Three months ended			Six months ended
	April 5,	March 30,		April 5,	March 30,
(in $ millions)	2015	2014	Variation	2015	2014	Variation

Net earnings	56.0	79.2	(23.2)	14.8	120.9	(106.1)
Adjustments to reconcile net earnings
to cash flows from operating activities(1)	36.0	28.3	7.7	55.1	45.8	9.3
Changes in non-cash working capital
balances	(117.1)	(101.9)	(15.2)	(125.8)	(172.4)	46.6
Cash flows from (used in) operating activities	(25.1)	5.6	(30.7)	(55.9)	(5.7)	(50.2)
(1) Includes depreciation and amortization of $29.4 million (2014 - $25.2 million) and $50.9 million (2014 - $43.4 million) respectively, for the three and six months ended April 5, 2015.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The decrease in operating cash flows of $50.2 million for the first six months of fiscal 2015 was mainly due to lower net earnings compared to the same period last year, partially offset by a lower increase in non-cash working capital compared to the same period last year, as explained below.

•
The increase in non-cash working capital was $125.8 million during the first six months of fiscal 2015, compared to an increase of $172.4 million during the first six months of fiscal 2014. The lower increase was mainly due to higher collections of trade accounts receivable and lower seasonal increases in inventories, partially offset by higher decreases in accounts payable and accrued liabilities.

7.2 Cash flows used in investing activities

	Three months ended			Six months ended
	April 5,	March 30,		April 5,	March 30,
(in $ millions)	2015	2014	Variation	2015	2014	Variation

Purchase of property, plant and equipment	(82.1)	(84.0)	1.9	(177.2)	(142.0)	(35.2)
Purchase of intangible assets	(1.4)	(1.9)	0.5	(3.7)	(2.0)	(1.7)
Business acquisition	(103.4)	-	(103.4)	(103.4)	-	(103.4)
Proceeds on disposal of assets held for
sale and property, plant and equipment	0.6	0.4	0.2	1.9	1.3	0.6
Cash flows used in investing activities	(186.3)	(85.5)	(100.8)	(282.4)	(142.7)	(139.7)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The higher use of cash in investing activities during the first six months of fiscal 2015 compared to the first six months of fiscal 2014 was due to the acquisition of Comfort Colors and higher capital spending.

•
Capital expenditures during the first six months of fiscal 2015 are described in section 6.2 of this MD&A, and our planned capital expenditures for fiscal 2015 are discussed under “Liquidity and capital resources” in section 8.0 of this MD&A.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.20

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.3 Free cash flow

	Three months ended			Six months ended
	April 5,	March 30,		April 5,	March 30,
(in $ millions)	2015	2014	Variation	2015	2014	Variation

Cash flows from (used in) operating activities	(25.1)	5.6	(30.7)	(55.9)	(5.7)	(50.2)
Cash flows used in investing activities	(186.3)	(85.5)	(100.8)	(282.3)	(142.7)	(139.6)
Adjustment for:
Business acquisition	103.4	-	103.4	103.4	-	103.4
Free cash flow(1)	(108.0)	(79.9)	(28.1)	(234.8)	(148.4)	(86.4)
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The year-over-year decrease in free cash flow of $86.4 million was due to the decrease in operating cash flows as noted above, as well as higher capital spending during the first six months of fiscal 2015.

7.4 Cash flows from financing activities

	Three months ended			Six months ended
	April 5,	March 30,		April 5,	March 30,
(in $ millions)	2015	2014	Variation	2015	2014	Variation

Increase in amounts drawn under
revolving long-term bank credit facility	219.0	84.0	135.0	461.0	148.0	313.0
Dividends paid	(32.1)	(26.5)	(5.6)	(32.1)	(26.5)	(5.6)
Proceeds from the issuance of shares	0.8	1.9	(1.1)	1.2	2.7	(1.5)
Repurchase and cancellation of shares	-	-	-	(79.7)	-	(79.7)
Share repurchases for future settlement
of non-Treasury RSUs	-	-	-	(15.2)	(14.5)	(0.7)
Cash flows from financing activities	187.7	59.4	128.3	335.2	109.7	225.5
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
Cash flows from financing activities for the first six months of fiscal 2015 reflected an increase in funds drawn on our revolving long-term bank credit facility of $461.0 million, which was mainly used to finance our capital expenditures, the acquisition of Comfort Colors, the repurchase and cancellation of common shares under the normal course issuer bid as discussed in section 8.6 of this MD&A, and the increase in non-cash working capital.

•
During the first six months of fiscal 2015, the Company purchased $15.2 million of its common shares on the open market to be used for the future settlement of non-Treasury restricted share units, compared to $14.5 million in fiscal 2014.

8.0	LIQUIDITY AND CAPITAL RESOURCES

8.1 Long-term debt and net indebtedness

In recent years, we have funded our operations and capital requirements with cash generated from operations. Our primary uses of funds are to finance working capital requirements, capital expenditures, payment of dividends and business acquisitions. We have a committed unsecured revolving long-term bank credit facility of $1.0 billion which has been periodically utilized, primarily to fund business acquisitions in recent years, including the acquisitions of Comfort Colors in March 2015 and Doris in July 2014. During the six months ended April 5, 2015, we also utilized our credit facility to fund the repurchase of 3,050,000 common shares (on a post-split basis) as noted under section 8.6 of this MD&A.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.21

MANAGEMENT'S DISCUSSION AND ANALYSIS

	April 5,	October 5,
(in $ millions)	2015	2014

Long-term debt and total indebtedness(1)	618.0	157.0
Cash and cash equivalents	(60.3)	(65.2)
Net indebtedness(1)	557.7	91.8
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The long-term bank credit facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable bankers’ acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). In December 2014, the Company amended its revolving long-term bank credit facility to extend the maturity date from January 2019 to April 2020. As at April 5, 2015, $618.0 million (October 5, 2014 - $157.0 million) was drawn under the facility and the effective interest rate for the six months ended April 5, 2015 was 1.2%. In addition, an amount of $6.8 million (October 5, 2014 - $7.9 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at April 5, 2015.

The Company continues to project capital expenditures for the 12 months ending January 3, 2016 of approximately $250–$300 million, in line with the forecast provided on February 4, 2015, relating to its continuing investments in yarn spinning and cost reduction projects, textile capacity expansion, the expansion of sewing facilities to support growth in retail and the expansion of the Eden, N.C. distribution centre.

We expect that cash flows from operating activities and the unutilized financing capacity under our revolving long-term bank credit facility will continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, as well as provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy, and to fund the normal course issuer bid discussed in section 8.6 below.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.2 Off-balance sheet arrangements and contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises, as well as minimum royalty payments, which are included in the table of contractual obligations that follows. The following table sets forth the maturity of our contractual obligations by period for the following items as at April 5, 2015.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.22

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Carrying	Contractual	Less than	1 to 3	4 to 5	More than
(in $ millions)	amount	cash flows	1 year	years	years	5 years

Accounts payable and accrued
liabilities	284.5	284.5	284.5	-	-	-
Long-term debt	618.0	618.0	-	-	-	618.0
Purchase obligations	-	291.6	289.6	2.0	-	-
Operating leases and other
obligations	-	180.5	41.4	68.2	21.1	49.8
Total contractual obligations	902.5	1,374.6	615.5	70.2	21.1	667.8

As disclosed in note 24 to our 2014 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at April 5, 2015, the maximum potential liability under these guarantees was $34.9 million, of which $10.5 million was for surety bonds and $24.4 million was for financial guarantees and standby letters of credit.

8.3 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, interest rates, commodity prices, and changes in the price of our common shares under our share-based compensation plans. Derivative financial instruments are not used for speculative purposes. As at April 5, 2015, the Company’s outstanding derivative financial instruments were mainly related to foreign exchange and commodity forward and option contracts, in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar and to manage its exposure to movements in commodity prices. The Company also has a total return swap outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash.

8.4 Outstanding share data

On February 4, 2015, the Board of Directors of the Company approved a share dividend of one common share for each issued and outstanding common share of the Company, which has the same effect as a two-for-one stock split of the Company’s outstanding common shares. The Company’s share dividend on the common shares was paid on March 27, 2015 to shareholders of record at the close of business on March 20, 2015 and is designated as an “eligible dividend” for Canadian tax purposes. The following outstanding share data reflects the effect of the two-for-one stock split which took effect on March 27, 2015.

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at April 30, 2015 there were 242,393,623 common shares issued and outstanding along with 2,443,568 stock options and 251,176 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

8.5 Declaration of dividend

The Company paid dividends of $32.1 million during the six months ended April 5, 2015. On May 13, 2015, the Board of Directors declared a quarterly cash dividend of $0.065 per share for an expected aggregate payment of $15.8 million which will be paid on June 22, 2015 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on May 27, 2015. This

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.23

MANAGEMENT'S DISCUSSION AND ANALYSIS

dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Board of Directors consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving long-term bank credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

8.6 Normal course issuer bid

In December 2014, the Company announced the initiation of a normal course issuer bid (NCIB) to purchase for cancellation up to 12.2 million outstanding common shares of the Company (on a post-split basis), representing approximately 5% of the Company’s issued and outstanding common shares, on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada.

Under the NCIB, Gildan may purchase up to a maximum of 158,542 shares (on a post-split basis) daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the six calendar months completed prior to the announcement of the NCIB. The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

During December 2014, the Company repurchased and cancelled a total of 3,050,000 common shares (on a post-split basis) under the NCIB by way of private agreements with an arm’s-length third-party seller for a total cost of $79.7 million, which reflected a discount to the prevailing market price of the Company’s common shares on the TSX at the time of the purchases. Of the total cost, $1.6 million was charged to share capital and $78.1 million was charged to retained earnings. During the three months ended April 5, 2015, there were no repurchases under the NCIB.

9.0	LEGAL PROCEEDINGS

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0	OUTLOOK

A discussion of management’s expectations as to our outlook is contained in our earnings press release dated May 14, 2015 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

11.0	FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, commodity price risk, interest rate risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to the “Financial risk management” section of the 2014 Annual MD&A for additional disclosure of the Company’s exposure to risks arising from financial instruments and how the Company manages those risks.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.24

MANAGEMENT'S DISCUSSION AND ANALYSIS

12.0	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our 2014 audited annual consolidated financial statements. The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•	Determination of cash-generating units (CGUs)
•	Income taxes

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

•	Allowance for doubtful accounts
•	Inventory valuation
•	Business combinations
•	Recoverability and impairment of non-financial assets
•	Measurement of the estimate of expected expenditures for decommissioning and site restoration costs
•	Income taxes

For a more detailed discussion on these areas requiring the use of management estimates and judgments, readers should refer to note 3 to our 2014 audited annual consolidated financial statements.

13.0	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements for the second quarter of fiscal 2015 were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), and International Accounting Standard (IAS) 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies as outlined in note 3 of our 2014 audited annual consolidated financial statements, except as noted below.

On October 6, 2014, the Company adopted IFRIC 21, Levies, which provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. For a detailed description of IFRIC 21, please refer to note 2 to the unaudited condensed interim consolidated financial statements.

13.2 New accounting standards and interpretations not yet applied

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. For a detailed description of IFRS 15, please refer to note 3 to the unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.25

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. For a detailed description of IFRS 9 (2014), please refer to note 3 to the unaudited condensed interim consolidated financial statements.

14.0	INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s internal control over financial reporting that occurred during the period beginning on January 5, 2015 and ended on April 5, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

15.0	RISKS AND UNCERTAINTIES

In our 2014 Annual MD&A under the sections “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business. The risks described in our 2014 Annual MD&A include risks associated with:

•	Our ability to implement our strategies and plans
•	Our ability to compete effectively
•	Our ability to integrate acquisitions
•	Adverse changes in general economic conditions
•	Our reliance on a small number of significant customers
•	Our customers do not commit to purchase minimum quantities
•	Our ability to anticipate, identify or react to evolving consumer preferences and trends
•	Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•	Fluctuations and volatility in the price of raw materials used to manufacture our products
•	Our dependence on key suppliers
•	Climate, political, social and economic risks in the countries in which we operate or from which we source production
•	We rely on certain international trade agreements and preference programs and are subject to evolving international trade regulations
•	Factors or circumstances that could increase our effective income tax rate
•	Compliance with environmental, health and safety regulations
•	Our significant reliance on our information systems for our business operations
•	Adverse changes in third party licensing arrangements and licensed brands
•	Our ability to protect our intellectual property rights
•	Changes in our relationship with our employees or changes to domestic and foreign employment regulations
•	Negative publicity as a result of violation in local labour laws or international labour standards, unethical labour and other business practices
•	Our dependence on key management and our ability to attract and/or retain key personnel
•	Product safety regulation

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.26

MANAGEMENT'S DISCUSSION AND ANALYSIS

•	Litigation and/or regulatory actions
•	Data security and privacy breaches

16.0	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. Management uses adjusted net earnings and adjusted diluted EPS to measure our performance from one period to the next, without the variations caused by the impacts of the items described above. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
(in $ millions, except per share amounts)	2015	2014	2015	2014

Net earnings	56.0	79.2	14.8	120.9
Adjustments for:
Restructuring and acquisition-related costs	1.5	-	5.1	2.1
Income tax recovery on restructuring and
acquisition-related costs	-	-	-	(0.4)
Adjusted net earnings	57.5	79.2	19.9	122.6
Basic EPS(1)	0.23	0.33	0.06	0.50
Diluted EPS(1)	0.23	0.32	0.06	0.49
Adjusted diluted EPS(1)	0.24	0.32	0.08	0.50
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Adjusted EBITDA

Adjusted EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. We use adjusted EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.27

MANAGEMENT'S DISCUSSION AND ANALYSIS
	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
(in $ millions)	2015	2014	2015	2014

Net earnings	56.0	79.2	14.8	120.9
Restructuring and acquisition-related costs	1.5	-	5.1	2.1
Depreciation and amortization	29.4	25.2	50.9	43.4
Financial expenses, net	2.9	0.1	5.7	0.5
Income tax expense	2.4	4.7	0.5	6.8
Adjusted EBITDA	92.2	109.2	77.0	173.7
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business, to pursue business acquisitions, and/or to redistribute to our shareholders. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
(in $ millions)	2015	2014	2015	2014

Cash flows from (used in) operating activities	(25.1)	5.6	(55.9)	(5.7)
Cash flows used in investing activities	(186.3)	(85.5)	(282.3)	(142.7)
Adjustment for:
Business acquisition	103.4	-	103.4	-
Free cash flow	(108.0)	(79.9)	(234.8)	(148.4)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Total indebtedness and net indebtedness

Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	April 5, 2015	October 5, 2014

Long-term debt and total indebtedness	618.0	157.0
Cash and cash equivalents	(60.3)	(65.2)
Net indebtedness	557.7	91.8
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.28

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	April 5,	October 5,
	2015	2014

Current assets:
Cash and cash equivalents	$60,281	$65,163
Trade accounts receivable	347,717	354,265
Income taxes receivable	4,922	1,439
Inventories (note 5)	873,508	779,407
Prepaid expenses and deposits	15,183	17,507
Assets held for sale	4,989	5,839
Other current assets	24,350	23,784
Total current assets	1,330,950	1,247,404

Non-current assets:
Property, plant and equipment	993,569	873,726
Intangible assets	343,527	287,353
Goodwill (note 8(a))	188,211	176,445
Other non-current assets	9,282	8,116
Total non-current assets	1,534,589	1,345,640

Total assets	$2,865,539	$2,593,044

Current liabilities:
Accounts payable and accrued liabilities	$284,493	$374,671
Total current liabilities	284,493	374,671

Non-current liabilities:
Long-term debt (note 6)	618,000	157,000
Deferred income taxes	136	349
Employee benefit obligations	15,997	19,565
Provisions	18,084	17,926
Total non-current liabilities	652,217	194,840

Total liabilities	936,710	569,511

Equity:
Share capital	113,338	124,595
Contributed surplus	28,855	20,778
Retained earnings	1,790,333	1,885,892
Accumulated other comprehensive income	(3,697)	(7,732)
Total equity attributable to shareholders of the Company	1,928,829	2,023,533

Total liabilities and equity	$2,865,539	$2,593,044

See accompanying notes to condensed interim consolidated financial statements.
QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.29

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Net sales	$636,191	$548,795	$1,026,811	$1,000,210
Cost of sales	496,263	395,568	844,034	727,784

Gross profit	139,928	153,227	182,777	272,426

Selling, general and administrative expenses	77,066	69,279	156,623	142,091
Restructuring and acquisition-related costs (note 7)	1,489	46	5,080	2,082

Operating income	61,373	83,902	21,074	128,253

Financial expenses, net (note 8(c))	2,947	60	5,740	528

Earnings before income taxes	58,426	83,842	15,334	127,725

Income tax expense	2,397	4,655	534	6,849

Net earnings	56,029	79,187	14,800	120,876

Other comprehensive income (loss), net of related
income taxes (note 10):
Cash flow hedges	2,711	365	4,035	(1,112)

Comprehensive income	$58,740	$79,552	$18,835	$119,764

Earnings per share (note 11):
Basic(1)	$0.23	$0.33	$0.06	$0.50
Diluted(1)	$0.23	$0.32	$0.06	$0.49
(1) All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.30

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Six months ended April 5, 2015 and March 30, 2014
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number(1)	Amount	surplus	income (loss)	earnings	equity

Balance, October 5, 2014	244,648	$124,595	$20,778	$(7,732)	$1,885,892	$2,023,533

Share-based compensation	-	-	4,856	-	-	4,856
Shares issued under employee share
purchase plan	23	673	-	-	-	673
Shares issued pursuant to exercise of
stock options	53	822	(271)	-	-	551
Shares issued or distributed pursuant to
vesting of restricted share units	419	4,042	(4,042)	-	-	-
Shares repurchased and cancelled	(3,050)	(1,555)	-	-	(78,188)	(79,743)
Share repurchases for future settlement
of non-Treasury RSUs	(560)	(15,239)	7,488	-	-	(7,751)
Dividends declared	-	-	46	-	(32,171)	(32,125)
Transactions with shareholders of the
Company recognized directly in equity	(3,115)	(11,257)	8,077	-	(110,359)	(113,539)

Cash flow hedges (note 10)	-	-	-	4,035	-	4,035
Net earnings	-	-	-	-	14,800	14,800
Comprehensive income	-	-	-	4,035	14,800	18,835

Balance, April 5, 2015	241,533	$113,338	$28,855	$(3,697)	$1,790,333	$1,928,829

Balance, September 29, 2013	243,252	$107,867	$28,869	$(656)	$1,583,346	$1,719,426

Share-based compensation	-	-	4,548	-	-	4,548
Shares issued under employee share
purchase plan	20	515	-	-	-	515
Shares issued pursuant to exercise of
stock options	162	3,084	(893)	-	-	2,191
Shares issued or distributed pursuant to
vesting of restricted share units	564	6,043	(6,043)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs	(600)	(14,481)	8,383	-	-	(6,098)
Dividends declared	-	-	121	-	(26,627)	(26,506)
Transactions with shareholders of the
Company recognized directly in equity	146	(4,839)	6,116	-	(26,627)	(25,350)

Cash flow hedges (note 10)	-	-	-	(1,112)	-	(1,112)
Net earnings	-	-	-	-	120,876	120,876
Comprehensive income (loss)	-	-	-	(1,112)	120,876	119,764

Balance, March 30, 2014	243,398	$103,028	$34,985	$(1,768)	$1,677,595	$1,813,840
(1) All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.31

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Cash flows from (used in) operating activities:
Net earnings	$56,029	$79,187	$14,800	$120,876
Adjustments to reconcile net earnings to cash flows
from operating activities (note 12(a))	35,961	28,264	55,143	45,799
	91,990	107,451	69,943	166,675
Changes in non-cash working capital balances:
Trade accounts receivable	(123,884)	(69,347)	8,201	(41,010)
Income taxes	(2,720)	(757)	(3,458)	(2,603)
Inventories	37,633	(35,726)	(62,504)	(122,896)
Prepaid expenses and deposits	(1,501)	(363)	2,393	2,957
Other current assets	606	1,903	(2,952)	(1,446)
Accounts payable and accrued liabilities	(27,273)	2,406	(67,495)	(7,389)
Cash flows from (used) in operating activities	(25,149)	5,567	(55,872)	(5,712)

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(82,131)	(83,969)	(177,204)	(141,950)
Purchase of intangible assets	(1,437)	(1,871)	(3,681)	(2,013)
Business acquisition (note 4)	(103,370)	-	(103,370)	-
Proceeds on disposal of assets held for sale and
property, plant and equipment	600	387	1,932	1,269
Cash flows used in investing activities	(186,338)	(85,453)	(282,323)	(142,694)

Cash flows from (used in) financing activities:
Increase in amounts drawn under revolving
long-term bank credit facility	219,000	84,000	461,000	148,000
Dividends paid	(32,125)	(26,506)	(32,125)	(26,506)
Proceeds from the issuance of shares	804	1,936	1,160	2,657
Repurchase and cancellation of shares	-	-	(79,743)	-
Share repurchases for future settlement of
non-Treasury RSUs	-	-	(15,239)	(14,481)
Cash flows from financing activities	187,679	59,430	335,053	109,670

Effect of exchange rate changes on cash and cash
equivalents denominated in foreign currencies	(1,009)	(75)	(1,740)	(41)
Net decrease in cash and cash equivalents during the period	(24,817)	(20,531)	(4,882)	(38,777)
Cash and cash equivalents, beginning of period	85,098	79,122	65,163	97,368
Cash and cash equivalents, end of period	$60,281	$58,591	$60,281	$58,591

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$1,640	$434	$2,457	$518
Income taxes	2,785	3,085	3,678	6,082

Supplemental disclosure of cash flow information (note 12)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended April 5, 2015
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. Beginning in fiscal 2015, the Company’s fiscal year will end on the Sunday closest to December 31 of each year. As a result, fiscal 2015 will be a transition year, and will include 15 months of operations, beginning on October 6, 2014 and ending on January 3, 2016.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are as at and for the three and six months ended April 5, 2015 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

All earnings per share and share data in these condensed interim consolidated financial statements and notes are on a post-split basis, reflecting the effect of the two-for-one stock split of the Company’s outstanding common shares by way of a share dividend that took effect on March 27, 2015.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except as noted below. These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2014 audited annual consolidated financial statements. Certain prior year comparatives have been reclassified to conform to the current period’s presentation.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on May 13, 2015.

(b)	Seasonality of the business:

The Company’s net sales are subject to seasonal variations within our operating segments. For our Printwear segment, net sales have historically been higher during the second quarter of the calendar year. For our Branded Apparel segment, net sales have historically been higher during the third and fourth quarter of the calendar year.

(c)	Initial application of new or amended accounting standards in the reporting period:

On October 6, 2014, the Company adopted IFRIC 21, Levies. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow of resources from an entity imposed by a government in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes, and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The adoption of IFRIC 21 did not have an impact on the Company’s consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service). IFRS 15 will be effective for the Company’s fiscal year beginning on January 2, 2017, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

4. BUSINESS ACQUISITION:

On March 2, 2015, the Company acquired substantially all of the operating assets of a company operating under the Comfort Colors trade name for cash consideration of $103.4 million. The transaction also resulted in the effective settlement of $8.4 million of trade accounts receivable from Comfort Colors prior to the acquisition. The acquisition was financed by the utilization of the Company’s revolving long-term bank credit facility. Comfort Colors is the leading supplier of garment-dyed undecorated basic T-shirts and sweatshirts for the North American printwear market. Comfort Colors markets its products under the Comfort Colors® brand, which is a highly recognized brand among consumers purchasing from college bookstores, specialty retail stores, and destination and resort shops. The acquisition of Comfort Colors reinforces Gildan’s strategy to increase its penetration of the growing fashion basics segment of the North American printwear market.

The Company accounted for the acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of trade accounts receivable and inventories acquired, which the Company expects to finalize by the end of fiscal 2015. Goodwill is attributable primarily to Comfort Colors’ assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is partially deductible for tax purposes.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITION (continued):

The following table summarizes the provisional amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$14,685
Inventories	22,778
Prepaid expenses and deposits	69
Property, plant and equipment	2,234
Intangible assets (i)	62,300
102,066

Liabilities assumed:
Accounts payable and accrued liabilities	(2,084)
(2,084)

Goodwill	11,766
Net assets acquired at fair value	111,748

Cash consideration paid at closing	103,370
Settlement of pre-existing relationship	8,378
$111,748
(i) The intangible assets acquired are comprised of customer relationships in the amount of $25.0 million, which are being amortized on a straight line basis over their estimated useful lives, and trademarks in the amount of $37.3 million, which are not being amortized as they are considered to be indefinite life intangible assets.

The consolidated results of the Company for fiscal 2015 include net sales of $6.0 million and net earnings of $0.7 million relating to Comfort Colors’ results of operations since the date of acquisition, adjusted to reflect the elimination of intercompany sales. If the acquisition of Comfort Colors is accounted for on a pro forma basis as if it had occurred at the beginning of the Company’s fiscal year, the Company’s consolidated net sales and net earnings for the six months ended April 5, 2015 would have been $1,054.2 million and $19.6 million, respectively. These pro forma figures have been estimated based on the results of Comfort Colors’ operations prior to being purchased by the Company, adjusted to reflect the elimination of intercompany sales, and fair value adjustments which arose on the date of acquisition, as if the acquisition occurred on October 6, 2014, and should not be viewed as indicative of the Company’s future results.

The operating results of Comfort Colors are included in the Printwear segment.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. INVENTORIES:

	April 5,	October 5,
	2015	2014

Raw materials and spare parts inventories	$121,547	$98,767
Work in progress	62,203	58,658
Finished goods	689,758	621,982
	$873,508	$779,407

6. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $1 billion. The facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). In December 2014, the Company amended its revolving long-term bank credit facility to increase the facility to $1 billion from $800 million, and to extend the maturity date from January 2019 to April 2020. As at April 5, 2015, $618.0 million (October 5, 2014 - $157.0 million) was drawn under the facility, and the effective interest rate for the six months ended April 5, 2015 was 1.2%. In addition, an amount of $6.8 million (October 5, 2014 - $7.9 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at April 5, 2015.

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Gains on disposal of assets held for sale	$-	$(92)	$(330)	$(338)
Employee termination and benefit costs	98	324	1,207	429
Loss on settlement on wind-up of defined benefit
pension plan	-	-	-	1,898
Exit, relocation and other costs	565	(186)	2,668	93
Remeasurement of contingent consideration in
connection with a business acquisition	193	-	519	-
Acquisition-related transaction costs	633	-	1,016	-
	$1,489	$46	$5,080	$2,082

Restructuring and acquisition-related costs for the six months ended April 5, 2015 relate primarily to costs incurred in connection with the consolidation of sewing operations, the integration of the Doris Inc. acquisition, and the acquisition of the operating assets of Comfort Colors. Restructuring and acquisition-related costs for the six months ended March 30, 2014 relate primarily to a loss incurred on the final settlement on the wind-up of the former Gold Toe defined benefit pension plan.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION:

(a)	Goodwill

April 5,
2015

Balance, October 5, 2014	$176,445
Goodwill acquired (note 4)	11,766
Balance, April 5, 2015	$188,211

(b)	Depreciation and amortization:

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Depreciation of property, plant and equipment	$25,429	$20,387	$49,881	$39,853
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories
at the beginning and end of the period	(989)	631	(8,819)	(4,728)
Depreciation of property, plant and equipment included
in net earnings	24,440	21,018	41,062	35,125
Amortization of intangible assets, excluding software	4,282	3,688	8,441	7,376
Amortization of software	693	455	1,366	910
Depreciation and amortization included in net earnings	$29,415	$25,161	$50,869	$43,411

                  Property, plant and equipment includes $160.0 million (October 5, 2014 - $166.9 million) of assets not yet utilized in operations. Depreciation on these assets commences when the assets are available for use.

(c)	Financial expenses, net:

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Interest expense on financial liabilities
recorded at amortized cost	$1,385	$423	$2,316	$524
Bank and other financial charges	956	869	1,791	1,579
Interest accretion on discounted provisions	81	80	164	160
Foreign exchange loss (gain)	525	(1,312)	1,469	(1,735)
	$2,947	$60	$5,740	$528

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:

The carrying amounts and fair values of financial assets and liabilities included in the condensed interim consolidated statements of financial position are as follows:

	April 5,	October 5,
	2015	2014

Financial assets
Amortized cost:
Cash and cash equivalents	$60,281	$65,163
Trade accounts receivable	347,717	354,265
Other current assets	18,870	17,824
Long-term non-trade receivables included in other
non-current assets	4,135	4,008
Derivative financial instruments designated as effective
hedging instruments included in other current assets	841	920
Derivative financial instruments included in other
assets - total return swap	494	-

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$275,643	$361,377
Long-term debt - bearing interest at variable rates	618,000	157,000
Derivative financial instruments designated as effective
hedging instruments included in accounts payable
and accrued liabilities	2,881	7,335
Contingent consideration included in accounts payable
and accrued liabilities	5,877	5,959

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt
The fair values of the long-term non-trade receivables included in other non-current assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts because the interest rates applied to measure their carrying amount approximate current market interest rates.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDTED)

9. FAIR VALUE MEASUREMENT (continued):

Contingent consideration
The contingent consideration in connection with a business combination is payable based on the achievement of targets for growth in sales revenues for a three-year period from the date of the acquisition. The fair value measurement of the contingent consideration is determined using unobservable (Level 3) inputs. These inputs include (i) the estimated amount and timing of projected cash flows; (ii) the probability of the achievement of the factors on which the contingency is based; and (iii) the risk-adjusted discount rate used to present value the probability-weighted cash flows. Fair value has been estimated based on the best estimate of the probability of the revenue targets being achieved, as well as using a discount rate which is based on the risk associated with the revenue targets being met. The discount rate applied to the contingent consideration was 13.5%. Significant increases (decreases) in any of those inputs in isolation could result in a significantly lower (higher) fair value measurement. There has been no significant change in any of the inputs used to measure the fair value of the contingent consideration since the date of the acquisition. The contingent consideration is classified as a financial liability and is included in accounts payable and accrued liabilities.

Derivatives
The derivatives consist mainly of foreign exchange and commodity forward and option contracts. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract at the measurement date under the same conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company.

The fair values of financial assets, financial liabilities and derivative financial instruments were measured using Level 1 or 2 inputs in the fair value hierarchy, with the exception of the contingent consideration which was measured using Level 3 inputs. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10. OTHER COMPREHENSIVE INCOME (“OCI”):

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Net gain (loss) on derivatives designated as cash flow
hedges:
Foreign currency risk	$2,433	$(504)	$2,669	$(2,162)
Commodity price risk	(1,362)	-	(2,804)	-

Income taxes	(25)	5	(27)	22

Amounts reclassified from OCI to property, plant and
equipment, related to foreign currency risk	-	(481)	-	(907)

Amounts reclassified from OCI to inventory,
related to commodity price risk	2,543	-	5,530	-

Amounts reclassified from OCI to net earnings,
related to foreign currency risk, and included in:
Net sales	(377)	1,119	(703)	1,455
Selling, general and administrative expenses	-	125	-	113
Financial expenses, net	(509)	115	(643)	387
Income taxes	8	(14)	13	(20)
Other comprehensive income (loss)	$2,711	$365	$4,035	$(1,112)

The change in the time value element of option contracts designated as cash flow hedges, to reduce the exposure in movements of commodity prices, was not significant for the three and six months ended April 5, 2015

The change in forward element of derivatives designated as cash flow and fair value hedges to reduce foreign currency risk was not significant for the three and six months ended April 5, 2015.

For the three and six months ended April 5, 2015, the derivatives designated as either cash flow hedges or fair value hedges were considered to be fully effective and no ineffectiveness has been recognized in net earnings.

As at April 5, 2015, approximately $2.1 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Net earnings - basic and diluted	$56,029	$79,187	$14,800	$120,876

Basic earnings per share:
Basic weighted average number of common shares
outstanding	241,360	243,220	242,606	243,282
Basic earnings per share	$0.23	$0.33	$0.06	$0.50

Diluted earnings per share:
Basic weighted average number of common shares
outstanding	241,360	243,220	242,606	243,282
Plus dilutive impact of stock options, Treasury RSUs
and common shares held in trust	2,153	3,094	2,003	2,926
Diluted weighted average number of common shares
outstanding	243,513	246,314	244,609	246,208
Diluted earnings per share	$0.23	$0.32	$0.06	$0.49
All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

Excluded from the above calculation for the three and six months ended April 5, 2015 are 296,202 stock options (2014 - 346,452) which were deemed to be anti-dilutive. Excluded from the above calculation for the three and six months ended March 30, 2014 are 10,000 Treasury RSUs which were deemed to be anti-dilutive.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Depreciation and amortization (note 8(b))	$29,415	$25,161	$50,869	$43,411
Restructuring charges related to assets held
for sale (note 7)	-	(92)	(330)	(338)
Remeasurement of contingent consideration in
connection with a business acquisition (note 7)	193	-	519	-
Loss (gain) on disposal of property, plant and equipment	(177)	(1,721)	446	(804)
Share-based compensation	3,147	2,794	4,920	4,597
Deferred income taxes	2,103	2,313	240	3,403
Unrealized net loss (gain) on foreign exchange and
financial derivatives	753	(27)	1,304	(643)
Timing differences between settlement of financial
derivatives and transfer of deferred loss in
accumulated OCI to net earnings	1,396	-	1,263	-
Other non-current assets	(563)	(1,061)	(1,166)	(86)
Employee benefit obligations	(409)	1,316	(3,080)	(3,249)
Provisions	103	(419)	158	(492)
	$35,961	$28,264	$55,143	$45,799

(b)	Variations in non-cash transactions:

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Dividends declared included in dividends payable	$(16,091)	$(13,164)	$-	$-
Additions to property, plant and equipment included in
accounts payable and accrued liabilities	(554)	(141)	(8,595)	2,385
Proceeds on disposal of property, plant and equipment
included in other current assets	-	(3,490)	79	(3,490)
Settlement of pre-existing relationship	8,378	-	8,378	-
Transfer from accounts payable and accrued liabilities to
contributed surplus in connection with share repurchases
for future settlement of non-Treasury RSUs	-	-	7,488	8,383
Non-cash ascribed value credited to contributed
surplus for dividends attributed to Treasury RSUs	46	121	46	121
Non-cash ascribed value credited to share capital from
shares issued or distributed pursuant to vesting of
restricted share units and exercise of stock options	4,275	1,713	4,313	6,936

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. CONTINGENT LIABILITIES:

Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

14. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe, Asia-Pacific and Latin America.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets and distributes branded family apparel, which includes athletic, casual and dress socks, sheer hosiery, legwear, shapewear, underwear and activewear products, primarily to U.S. and Canadian retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2014 audited annual consolidated financial statements, and note 2 (c) of these condensed interim consolidated financial statements.

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Segmented net sales:
Printwear	$431,261	$378,530	$591,600	$640,373
Branded Apparel	204,930	170,265	435,211	359,837
Total net sales	$636,191	$548,795	$1,026,811	$1,000,210

Segment operating income:
Printwear	$83,959	$92,159	$62,966	$140,415
Branded Apparel	2,158	13,289	10,424	35,226
Total segment operating income	$86,117	$105,448	$73,390	$175,641

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$86,117	$105,448	$73,390	$175,641
Amortization of intangible assets,
excluding software	(4,282)	(3,688)	(8,441)	(7,376)
Corporate expenses	(18,973)	(17,812)	(38,795)	(37,930)
Restructuring and acquisition-related costs	(1,489)	(46)	(5,080)	(2,082)
Financial expenses, net	(2,947)	(60)	(5,740)	(528)
Earnings before income taxes	$58,426	$83,842	$15,334	$127,725

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.43